

April 21, 2020

Wasef Jabsheh
Chief Executive Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street
P.O. Box 941428
Amman 11194, Jordan

> **Re: International General Insurance Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 14, 2020**
> **File No. 333-237674**

Dear Mr. Jabsheh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance